UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03057511

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
4/30/03

For the Month of April 2003

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

1. April 22, 2003, Richmont Mines Inc. issued the 2002 Annual Report and the 2002 Notice of Annual General Meeting of Shareholders and the Management Proxy Circular. This report is filed solely for the purpose of filing a copy of the 2002 Annual Report and the 2002 Notice of Annual General Meeting of Shareholders and the Management Proxy Circular attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 04/24/03 By [signature]
Jean-Yves Laliberté, Vice-President, Finance

RICHMONT MINES INC.

Notice of the Annual and Special General Meeting of Shareholders

and

Management Information Circular



RICHMONT

April 2, 2003

RICHMONT MINES INC.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

I, the undersigned shareholder of **Richmont Mines Inc.** (the "Company"), hereby appoint Jean-Guy Rivard, Chairman of the Board, or failing him, Louis Dionne, President and Chief Executive Officer, or failing him ____________________________________ as my proxy to attend, act and vote in my name at the Annual and Special General Meeting of Shareholders (the "Meeting") of the Company to be held at the Queen Elizabeth Hotel, Gallery 2, 900 René-Lévesque Boulevard West, Montreal, Quebec on Wednesday, May 14, 2003 at 9:00 a.m. (local time), and any adjournments thereof and with full power of substitution and with all the powers which I could exercise if I were personally present and with authority to vote at his discretion unless otherwise specified. Without limiting the general authorization and power hereby given, the said proxy is hereby specifically directed to vote as follows:

☐ FOR ☐ REFRAIN FROM VOTING on
the election of directors as set forth in the Management Information Circular;

☐ FOR ☐ REFRAIN FROM VOTING on
the appointment of auditors and authorizing the board of directors to fix their remuneration;

☐ FOR ☐ AGAINST
the adoption of an ordinary resolution authorizing private placements of shares of the Company up to a maximum of 15,000,000 shares; and

☐ FOR ☐ AGAINST
the adoption of an ordinary resolution amending the share option plan of the Company to increase the number of shares reserved for issuance thereunder to maintain a 3,500,000 share maximum.

This form of proxy will be voted in accordance with the instructions given or, in the absence of instructions, the persons whose names are printed on the form of proxy will vote FOR each of the matters referred to above. In respect of amendments to or variations in these matters or of any other matter that may properly come before the Meeting, this form of proxy will be voted in the discretion of the proxy named herein.

I, the undersigned, hereby revoke any previous instrument of proxy appointing any person as my proxy to attend, act and vote on my behalf at the Meeting or at any adjournments thereof.

______________________________, 2003

____
Signature of the shareholder

____
Name of shareholder (please print)

Notes:

A shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a shareholder of the Company) other than the persons whose names are printed hereon to attend, act and vote for the shareholder and on the shareholder's behalf at the Meeting, which right may be exercised by striking out such printed names and by inserting the name of the chosen proxy in the blank space provided for that purpose.

Please date the form of proxy in the space provided. If the proxy is not dated, it shall be deemed to bear the date on which it was mailed to the shareholder. Please sign exactly as the shares are registered and mail promptly in the enclosed envelope. If the shareholder is a corporation, the proxy must be signed by an officer or attorney with written authority to do so.

MINES RICHMONT INC.

LA PRÉSENTE PROCURATION EST SOLLICITÉE
PAR LA DIRECTION DE LA SOCIÉTÉ

Je, soussigné(e), actionnaire de **Mines Richmont inc.** (la « société »), nomme par les présentes, Jean-Guy Rivard, président du conseil d'administration, ou à défaut de ce dernier, Louis Dionne, président et chef de la direction, ou à défaut de ce dernier ______________________________ comme mon fondé de pouvoir pour assister, agir et voter en mon nom à l'assemblée générale annuelle et extraordinaire des actionnaires (« l'assemblée ») de la société qui aura lieu mercredi, le 14 mai 2003, à 9 h, heure locale, à l'Hôtel Reine Élizabeth, Salle Galerie 2, 900 boulevard René-Lévesque Ouest, Montréal, Québec, et à toute reprise de l'assemblée avec pleins pouvoirs de substitution et tous les pouvoirs que je pourrais exercer si j'y étais personnellement présent et, à moins d'instructions spécifiques, le pouvoir de voter à sa discrétion. Sans restreindre l'autorisation générale et les pouvoirs conférés ci-dessus, la présente procuration enjoint spécifiquement le fondé de pouvoir de voter de la façon suivante :

☐ POUR ☐ S'ABSTENIR DE VOTER relativement à
l'élection des administrateurs tel qu'indiqué à la circulaire d'information de la direction;

☐ POUR ☐ S'ABSTENIR DE VOTER relativement à
la nomination des vérificateurs et autoriser le conseil d'administration à fixer leur rémunération;

☐ POUR ☐ CONTRE
l'adoption d'une résolution ordinaire autorisant la société à effectuer des placements privés de jusqu'à un maximum de 15 000 000 d'actions; et

☐ POUR ☐ CONTRE
l'adoption d'une résolution ordinaire modifiant le régime d'options d'achat d'actions de la société afin d'augmenter le nombre d'actions qui peuvent être émises aux termes d'options octroyées en vertu du régime pour le maintenir à un maximum de 3 500 000 actions.

Le droit de vote conféré par le présent formulaire de procuration sera exercé conformément aux instructions ou, en l'absence de telles instructions, les personnes dont le nom est inscrit dans le formulaire de procuration voteront POUR chacune des questions susmentionnées. En ce qui concerne les amendements et les modifications qui pourraient être apportés à ces questions ou à toute autre question dûment soumise à l'assemblée, le droit de vote conféré par la présente procuration sera exercé à la discrétion du fondé de pouvoir qui y est nommé.

Je, soussigné(e), révoque par les présentes toute procuration donnée antérieurement nommant une personne quelconque comme mon fondé de pouvoir pour assister, agir et voter en mon nom à l'assemblée ou toute reprise de celle-ci.

______________________________ 2003

____
signature de l'actionnaire

____
nom de l'actionnaire (en lettres moulées)

Remarques:

Un actionnaire habilité à voter à l'assemblée a le droit de nommer un fondé de pouvoir (qui n'a pas à être un actionnaire de la société) autre que ceux dont le nom est inscrit dans les présentes pour qu'il assiste, agisse et vote au nom et pour le compte de l'actionnaire à l'assemblée; pour se prévaloir de ce droit, il faut rayer les noms inscrits des personnes désignées et inscrire le nom du fondé de pouvoir de son choix dans l'espace prévu à cette fin.

Veuillez inscrire la date dans l'espace prévu à cette fin. Si la procuration ne porte aucune date, elle sera réputée porter la date à laquelle elle a été expédiée à l'actionnaire par la poste. Prière de signer votre nom tel qu'il est inscrit dans le registre des actions et de poster promptement la présente procuration dans l'enveloppe ci-jointe. Lorsque l'actionnaire est une personne morale, la procuration doit être donnée sous la signature d'un officier ou d'un mandataire autorisé par écrit à cette fin.

RICHMONT MINES INC.

NOTICE OF THE ANNUAL AND SPECIAL

GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Richmont Mines Inc. (the "Company") will be held at the Queen Elizabeth Hotel, Gallery 2, 900 René-Lévesque Boulevard West, Montreal, Quebec, on Wednesday, May 14, 2003 at 9:00 a.m. (local time) for the purposes of:

1° receiving the annual report of the Company, the financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;

2° electing the directors of the Company;

3° appointing the auditors of the Company and authorizing the board of directors to fix their remuneration;

4° considering and, if deemed advisable, adopting an ordinary resolution authorizing the Company to issue shares by way of private placements in excess of the 25% dilution limit prescribed by the Toronto Stock Exchange, up to a maximum of 15,000,000 shares;

5° considering and, if deemed advisable, adopting an ordinary resolution approving an amendment to the share option plan of the Company increasing the number of shares reserved for issuance thereunder to maintain a 3,500,000 share maximum; and

6° transacting such other business as may properly come before the meeting.

Accompanying this notice is a copy of the Annual Report containing the financial statements and the auditors' report to be presented at the meeting. The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and is an integral part of this notice.

Only shareholders of record at the close of business on April 10, 2003 will receive a notice of the Annual and Special General Meeting and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board



Montreal, Quebec
April 2, 2003

Campbell Stuart
Secretary

IMPORTANT

In order that the greatest number possible of shares may be represented and voted at the Annual and Special General Meeting, shareholders who are unable to attend the meeting are requested to COMPLETE, DATE, SIGN AND RETURN the enclosed form of PROXY to Computershare Trust Company of Canada in the enclosed envelope provided for that purpose before 5:00 p.m. on May 13, 2003. Please refer to the annexed management information circular for additional particulars.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1. SOLLICITATION OF PROXY

This management information circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the "Company") for use at the Annual and Special General Meeting of Shareholders (the "Meeting") of the Company to be held on May 14, 2003 at 9:00 a.m. at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice"), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 31, 2003. All amounts stated herein are in Canadian Dollars.

The Company will bear the cost of soliciting proxies. Proxies may be solicited by mail and the directors, officers or regular employees of the Company may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive extra compensation for such efforts. The Company reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Company will reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

2. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. **Each shareholder has the right to appoint a person (who need not be a shareholder of the Company) other than the persons whose names appear in the form of proxy to represent him at the Meeting. To that end, the shareholder must insert the name of the person chosen in the blank space provided and strike out the printed names.**

To be valid, a proxy must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at any time until 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A shareholder executing the enclosed proxy may revoke it at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at any time until 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

3. USE OF THE PROXIES

The persons named in the accompanying form of proxy will vote the shares in accordance with the instructions of the shareholders appointing them. **In the absence of such instructions, the persons whose names are printed on the form of proxy will vote i) FOR the election to the board of directors of the nominees whose names are set forth herein; ii) FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and authorizing the board of directors to fix**

their remuneration; iii) FOR the adoption of an ordinary resolution authorizing the Company to issue shares by way of private placements in excess of the 25% dilution limit prescribed by the Toronto Stock Exchange, up to a maximum of 15,000,000 shares; and iv) FOR the adoption of an ordinary resolution approving an amendment to the share option plan of the Company increasing the number of shares reserved for issuance thereunder to maintain a 3,500,000 share maximum.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, change or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgement.

4. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has any interest in the matters to be acted upon at the Meeting.

5. VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Company have fixed April 10, 2003, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting and to vote thereat. All holders of at least one share of the Company as of that date will have the right to vote at the Meeting.

As of March 31, 2003, 15,916,200 common shares of the Company were outstanding, each giving the right to one vote at the Meeting.

As of March 31, 2003, to the knowledge of the senior officers of the Company, no person beneficially owned or exercised control or direction over more than 10% of the outstanding shares of the Company other than Gestion Sodémex inc. which owned 2,184,734 common shares representing approximately 13.7% of the outstanding shares of the Company and Sprott Asset Management Inc. which owned 2,887,187 common shares representing approximately 18.1% of the outstanding shares of the Company.

6. ELECTION OF DIRECTORS

Pursuant to its general by-laws, the business of the Company is managed by a board of directors composed of a minimum of three (3) and a maximum of eleven (11) directors. There are currently six (6) directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination or at the date of the election or nomination of his successor unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Company.

All nominees for election as directors at the forthcoming Meeting are currently members of the board of directors and have been since the date indicated opposite their respective names.

Name and office held with the Company	Principal occupation	Director since	Number of shares owned as of March 31, 2003[(1)]
Jean-Guy Rivard[(2)] Director and Chairman of the Board	Chairman of the Board of the Company	February 25, 1981	1,115,000
Louis Dionne Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company	December 2, 2002	Nil
Denis Arcand Director and Vice Chairman	Businessman	September 28, 1995	26,348
Réjean Houle[(2)(3)] Director	Ambassador, Canadien Hockey Club Inc.	January 27, 1989	37,000
Jean Depatie[(3)] Director	President and Chief Executive Officer of Gold Hawk Resources Inc.	May 26, 1994	1,000
The Honourable Gilles Loiselle, P.C.[(2) (3)] Director	Advisor to the Chairman of the Executive Committee, Power Corporation of Canada	July 8, 1996	Nil

(1) As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them

(2) Member of the compensation committee

(3) Member of the audit committee

The persons whose names are printed on the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth above to the board of directors, unless the shareholder signatory of the proxy has indicated his intention to abstain from voting with respect to the election of directors.

Management is not presently aware that any of the nominees will be unwilling to serve as a director if elected. In the event that, prior to the Meeting, any vacancies occur in the slate of nominees submitted herewith, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the board of directors of the Company, unless instructions have been given to refrain from voting with respect to the election of directors.

7. REMUNERATION OF DIRECTORS AND OFFICERS

Remuneration of directors

On May 26, 1994, the board of directors of the Company adopted a remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. An annual fee of $2,500 is paid to each such director plus an attendance fee of $500 per meeting (or

$250 per meeting held by conference call). Pursuant to this plan, four directors have received an aggregate remuneration of $29,250 during the year ended December 31, 2002.

Remuneration of senior officers

During the year ended December 31, 2002, the Company had five (5) senior officers. An aggregate of $723,271 (including all personal benefits) was paid by the Company to the five senior officers during the year ended December 31, 2002.

The following information indicates the remuneration paid for the financial year ended December 31, 2002 and, where applicable, the two previous financial years, to the Company's President and Chief Executive Officer and other senior officers whose salary and bonus for services in all capacities to the Company and its subsidiaries exceeded $100,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation[(1)] ($)	Shares Under Options (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts[(2)] ($)	All Other Compen-sation[(3)] ($)
Jean-Guy Rivard Chairman of the Board [(4)]	2002 2001 2000	242,424 242,424 242,424	50,000 Nil Nil	Nil Nil Nil	400,000 100,000 100,000	Nil Nil Nil	Nil Nil Nil	36,200 36,200 36,200
Louis Dionne President and Chief Executive Officer[(5)]	2002 2001 2000	31,693 N/A N/A	Nil N/A N/A	Nil N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Martin Rivard Executive Vice President	2002 2001 2000	118,896 104,963 9,416	25,000 Nil Nil	Nil Nil Nil	150,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jean-Yves Laliberté Vice President, Finance	2002 2001 2000	104,963 104,963 91,668	10,000 Nil Nil	Nil Nil Nil	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(2) Long term incentive plan (LTIP).

(3) Premium paid for supplementary life insurance.

(4) Prior to December 2, 2002, Mr. Jean-Guy Rivard was President and Chief Executive Officer of the Company.

(5) Mr. Louis Dionne was named President and Chief Executive Officer of the Company on December 2, 2002.

The Company has a compensation committee composed of Messrs Jean-Guy Rivard, Réjean Houle and Gilles Loiselle. The compensation of the President and Chief Executive Officer and the other senior officers is set by the board of directors on recommendation of this committee.

The Company has directors' and officers' liability insurance for a maximum amount of $10,000,000 for which the Company pays an annual premium of $22,979. The insurance policy does not contain a deductible for the directors and officers but a deductible of $25,000 per event.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2002.

Remuneration pursuant to Plans

The Company has implemented a share option plan (the "Plan") for the benefit of the directors, officers, employees and service providers of the Company and its affiliates. The options for the purchase of shares under the Plan are granted by the board of directors of the Company (the "board") for a period of up to ten (10) years, at the discretion of the board, from the date they are granted. The purchase price of the shares optioned under the Plan is determined by the board but under no circumstances can the price be inferior to the market value of the shares at the time they are granted. The options are not transferable and can only be exercised, subject to certain exceptions, while the beneficiaries thereof are directors, employees or service providers of the Company or of one of its affiliates. The Plan was approved at the annual meeting of the shareholders of the Company held on May 25, 1995. At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to approve a resolution amending the Plan to increase the number of shares reserved for issuance thereunder to maintain a 3,500,000 share maximum (please refer to item 11 hereof for more information).

As at March 31, 2003, options giving the right to purchase an aggregate of 1,827,500 shares were outstanding under the Plan at exercise prices ranging from $1.65 to $5.50. During the financial year ended December 31, 2002, options giving the right to purchase up to 1,070,000 shares of the Company at prices ranging from $1.78 to $5.50 per share were granted under the Plan to directors and officers and options to purchase an aggregate of 327,500 shares at prices ranging from $1.75 to $5.225 per share were exercised by directors and officers.

Options granted during the last financial year

The following table indicates the options granted to the Named Executive Officers pursuant to the Plan during the year ended December 31, 2002. The Company does not have a stock appreciation right plan (SAR).

Name	Securities under options granted (#)	% of total options granted to employees in the Financial Year	Exercise Price ($ / Securities)	Market Value on the date of grant	Expiration date
Jean-Guy Rivard Chairman of the Board	100,000 100,000 200,000	7.7 7.7 15.4	1.78 3.10 4.72	1.78 3.10 4.72	Jan. 8, 2007 Mar.18, 2007 Dec. 1, 2007
Louis Dionne President and Chief Executive Officer	100,000 400,000	7.7 30.9	4.60 4.72	4.60 4.72	May 1, 2007 Dec.1, 2007
Martin Rivard Executive Vice President	50,000 100,000	3.9 7.7	4.25 4.72	4.25 4.72	July 7, 2007 Dec.1, 2007
Jean-Yves Laliberté Vice President, Finance	Nil	N/A	N/A	N/A	N/A

Aggregated option exercises during the most recently completed financial year and financial year-end option values

The following table describes the options exercised during the year ended December 31, 2002 by the Named Executive Officers and the year end option value.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Year-End ($)(1) Exercisable/ Unexercisable
Jean-Guy Rivard Chairman of the Board	200,000	410,000	750,000 / 0	2,019,250/0
Louis Dionne President and Chief Executive Officer	Nil	N/A	500,000 / 0	572,000 / 0
Martin Rivard Executive Vice President	27,500	50,375	67,500 / 120,000	191,675 / 153,200
Jean-Yves Laliberté Vice President, Finance	20,000	53,200	70,000 / 10,000	215,300 / 23,150

(1) The value is based on the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2002, which was $5.84.

8. SHAREHOLDERS' RETURN

The following chart compares the yearly percentage change in the cumulative total shareholders' return on the Company's shares against the cumulative total shareholders' return of the S&P/TSX Composite Index of the Toronto Stock Exchange (the "TSX") and the TSX Gold and Precious Metals Index for the period from December 31, 1997 to December 31, 2002.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF (1) RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX (2) AND THE GOLD AND PRECIOUS METALS INDEX


DOLLARS
180
160
140
120
100
80
60
40
20
0
12/97
12/98
12/99
12/00
12/01
12/02
Richmont Mines Inc.
S&P/TSX Composite Index
Gold and Precious Metals Index

	Dec. 31 1997	Dec. 31 1998	Dec. 31 1999	Dec. 31 2000	Dec. 31 2001	Dec. 31 2002
Richmont Mines Inc.	$100	$116.67	$61.52	$39.40	$56.68	$177.01
S&P/TSX Composite Index[2]	$100	$98.42	$129.63	$139.23	$121.73	$106.59
Gold and Precious Metals Index of the TSX	$100	$93.46	$77.58	$69.85	$82.62	$105.07

(1) Assumes that the initial value of the investment in the Company's shares and in the indexes was $100 on December 31, 1997 and that all subsequent dividends were reinvested on December 31 of each year. All market information was provided by the TSX.

(2) The S&P/TSX Composite Index was known before May 1, 2002 as the TSE 300 Composite Index.

9. APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants, are the auditors for the Company.

The persons named in the enclosed form of proxy intend to vote in favour of the appointment of KPMG LLP as auditors for the Company at the Meeting and to authorize the directors to fix their remuneration, unless the shareholder signatory of the proxy has indicated his intention to abstain from voting with respect to the appointment of auditors.

10. PRIVATE PLACEMENTS OF SHARES

In the normal course of its business, the Company may make private placements of shares of its capital stock, the proceeds of which will be used principally to pursue work on its mining properties in Canada and to increase its working capital.

The Toronto Stock Exchange rules require that private placements be approved by the shareholders when the number of shares that may be issued under such placements, during any six-month period, is more than 25% of the issued and outstanding shares of the Company prior to the private placements contemplated.

The Company wishes to obtain the prior approval of its shareholders authorizing it to negotiate and agree upon private placements exceeding this 25% threshold, in order to facilitate future financings without being required to call and hold another meeting of its shareholders. This approval would cover private placements negotiated and completed during the period terminating at the next annual meeting of the Company.

The number of shares that may be issued pursuant to private placements so approved by the shareholders cannot exceed 15,000,000 shares. The subscription price of the shares issued under such private placements shall be established in accordance with the provisions of the securities laws in Canada and the rules and policies of The Toronto Stock Exchange. Any private placement of any portion or all of such 15,000,000 shares shall be subject to regulatory approval. This approval does not allow the Company to proceed with a private placement that is not negotiated at arm's length, nor with a private placement that may materially affect control of the Company.

The text of the ordinary resolution authorizing the Company to make private placements of up to 15,000,000 shares is reproduced in Schedule A of this circular. To pass, the resolution must be adopted by a majority of the votes cast by those present at the Meeting, in person or by proxy. The board of directors of the Company recommends that the shareholders vote in favour of this resolution.

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the adoption of the ordinary resolution authorizing the Company to issue up to 15,000,000 shares by way of private placements under the conditions mentioned above.

11. AMENDMENT TO THE SHARE OPTION PLAN

At the annual meeting held on May 25, 1995 the shareholders of the Company set at 3,500,000 the number of shares reserved for issuance under the Company's share option plan (the "Plan"). During the eight years since that time, a total of 944,400 shares have been issued under the Plan and, in consequence, 2,555,600 shares remain reserved under the Plan as of March 31, 2003 of which 1,802,500 are subject to outstanding options and only 753,100 remain available for new options. Management of the Company is of the view that it is advisable to re-establish the total number of shares reserved under the Plan at 3,500,000 in order that the Plan may continue to serve its objective of providing senior executives, employees and service providers of the Company with an incentive to promote its best interests. If the proposed amendment to the Plan becomes effective, as of the date of the Meeting, the maximum number of shares that may be issued thereunder will be re-established at 3,500,000 shares, being an increase of 944,400 over the number currently available.

The text of the ordinary resolution approving the amendment to the Plan is attached as Schedule B to this circular. To pass, the resolution must be adopted by a majority of the votes cast by those present at the Meeting, in person or by proxy. The board of directors of the Company recommends that the shareholders vote in favour of this resolution.

Unless otherwise instructed, the persons whose names are printed on the enclosed form of proxy intend to vote at the meeting FOR the adoption of the ordinary resolution approving the amendment to the Plan increasing the number of shares reserved thereunder to maintain a 3,500,000 share maximum.

12. CORPORATE GOVERNANCE

The Toronto Stock Exchange has adopted guidelines requiring companies to disclose their approach to corporate governance in their annual reports or information circulars. The following table enumerates these guidelines and provides, in each case, a summary of the Company's practices.

Guidelines of the Toronto Stock Exchange	Corporate Governance Practices of the Company
1. **The board should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:**	The board of directors of the Company assumes responsibility for the stewardship of the Company. The board establishes the policies of the Company and also reviews its performance. However, the board is not involved in day to day operations, which are the responsibility of the officers of the Company.

Guidelines of the Toronto Stock Exchange	Corporate Governance Practices of the Company
(a) adoption of a strategic planning process;	The board conducts a strategic planning process annually to identify the Company's financial and other objectives.
(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	The board reviews the Company's principal business risks and the implementation of systems to manage them.
(c) succession planning, including appointing, training and monitoring senior management;	The board nominates members of senior management when there are vacancies to fill. The Company has established performance review, staff development and succession planning systems which are monitored by the board.
(d) a communications policy for the corporation; and	The board examines all issues relating to the Company's communications with its shareholders, financial analysts and the media.
(e) the integrity of the corporation's internal control and management information systems.	The audit committee, in consultation with the auditors of the Company, monitors the integrity of the Company's financial reporting processes as well as the adequacy of its internal accounting controls.
2. The board should be constituted with a majority of individuals who qualify as "unrelated directors" (i.e. independent from management and have no conflicts of interests). If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	The board is composed of six (6) directors. All members of the board are unrelated directors with the exception of Jean-Guy Rivard, who is Chairman of the Board, and Louis Dionne, who is President and C.E.O. The Company has no significant shareholder.

3. Indicate for each director if they are related and how that conclusion was reached.	Jean-Guy Rivard is a related director because he is the Chairman of the Board and is involved in the Company's operations. Louis Dionne is a related director because he is the President and C.E.O. of the Company. Messrs Arcand, Houle, Loiselle and Depatie are all unrelated because: neither they nor any of their associates have : ○ been employed by the Company or its subsidiaries; ○ any material contracts with the Company or its subsidiaries; ○ have received employment income from the Company or its subsidiaries (with the exception of director's remuneration and stock options).
4. a) The board should appoint a committee of directors with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Company does not have a nominating committee and the board believes that one is not necessary. If there is a vacancy on the board, the new director will be chosen in consultation with all of the directors.
b) Composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors.	Not Applicable
5. Every board of directors should implement a committee process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	The board considers that because of its small size, it is not necessary to implement a committee process for this purpose.
6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	The Company offers no formal orientation and education program for new directors. New directors have the opportunity to familiarize themselves with the Company by speaking to other directors, by reading documents provided by the officers and by visiting various mining sites.
7. The board should examine its size with a view to determining the impact of the number upon its effectiveness and to undertake, where appropriate,	The board considers that its current size is appropriate to assure the efficiency of its deliberations, while maintaining the necessary breadth of knowledge and experience.

a program to reduce the number of directors to facilitate effective decision-making.

8. The board of directors should review the adequacy and the form of compensation of directors, and ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director.

The compensation committee meets once a year to make recommendations to the board on the remuneration of senior offices and directors. The committee takes into consideration the responsibilities and workload of officers in formulating its recommendations. The committee favours paying key personnel at competitive rates in order to keep them with the Company.

9. Committees of the board of directors should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside (management) directors.

The board currently has two committees. The audit committee is composed of three directors, all of which are outside and unrelated. The compensation committee is composed of two outside and unrelated directors and one inside and related director, being Jean-Guy Rivard. The latter does not participate in establishing his own remuneration.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.

The board of directors does not have a corporate governance committee, as questions of governance are addressed by all members of the board during its meetings. The board may adopt policies with respect to governance issues : for example, an insider trading policy has been adopted whereunder anyone who is in possession of material undisclosed information about the Company is subject to restrictions which are more onerous than those imposed under the law.

11. a) The board of directors, together with the C.E.O., should develop position descriptions for :

    i) the board; and
    ii) the C.E.O.

Position descriptions of the officers and especially the C.E.O. are developed by the board. All responsibilities that are not expressly given to officers remain with the board.

b) The board should approve the corporate objectives which the C.E.O. is expected to meet.

The board sets the corporate objectives that the C.E.O. must attain.

12. Every board should implement structures and procedures to ensure that the board can function independently of management.

As Mr. Jean-Guy Rivard, Chairman of the Board, and Mr. Louis Dionne, President and C.E.O., are the only two directors that are part of management, the board considers that it functions independently and that special procedures are not necessary.

Guideline	Comment
13. a) The board should establish an audit committee with a specific mandate, including supervision of management's internal control procedures and implementation.	The board has an audit committee whose mandate is to review the financial situation of the Company and to analyze the performance of its investments and mining properties.
b) The audit committee should have direct communication channels with the internal and external auditors.	The audit committee communicates directly to the external auditors. Given the small size of the Company, there are no internal auditors.
c) The audit committee should be composed only of outside (non-management) directors.	All members of the audit committee are outside and unrelated directors.
14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	A director can hire an outside advisor at the expense of the Company, subject to the approval of the board.

13. OTHER BUSINESS

Management of the Company knows of no amendments or changes to the matters referred to in the Notice of Meeting, nor of any matters to be discussed other than those referred to in the Notice. However, if such amendments, changes, or other matters should come before the Meeting, the enclosed form of proxy gives authority to the persons named therein to vote on these matters as they may deem advisable.

14. APPROVAL

The contents and the sending of this circular to the shareholders of the Company have been approved by the board of directors.

Dated this 2nd day of April, 2003



Campbell Stuart
Secretary

SCHEDULE A

THE FOLLOWING IS THE TEXT OF AN ORDINARY RESOLUTION WHICH WILL BE PRESENTED TO THE SHAREHOLDERS OF RICHMONT MINES INC. FOR ADOPTION AT THE ANNUAL AND SPECIAL GENERAL MEETING TO BE HELD ON MAY 14, 2003.

PRIVATE PLACEMENTS OF SHARES

BE IT RESOLVED :

THAT, subject to regulatory approval if required, the Company is hereby authorized to issue, and to execute agreements to issue, up to 15,000,000 additional common shares of the Company by way of private placements during the period ending at the next annual meeting of shareholders.

SCHEDULE B

THE FOLLOWING IS THE TEXT OF AN ORDINARY RESOLUTION WHICH WILL BE PRESENTED TO THE SHAREHOLDERS OF RICHMONT MINES INC. FOR ADOPTION AT THE ANNUAL AND SPECIAL GENERAL MEETING TO BE HELD ON MAY 14, 2003.

AMENDMENT TO THE SHARE OPTION PLAN

BE IT RESOLVED :

> THAT the share option plan of the Company be amended to increase the number of shares issuable thereunder to maintain a 3,500,000 share maximum.



A N N U A L R E P O R T


1
ABC2
GHI4
FWD/EDIT
STATIC RAM

We produce gold...

DELIVERING A WORLD OF POSSIBILITIES



RICHMONT

HIGHLIGHTS



2002

> Record gold sales of 102,690 ounces
> Net earnings of $9 million, or $0.59 per share
> Cash flow from operations of $16 million, or $1.05 per share
> Resumption of operations at the Beaufor Mine
> Substantial increase in resources at the Francoeur Mine
> Appointment of Louis Dionne as President and Chief Executive Officer

	2002	2001	2000
Results *(millions of CAN$)*			
Revenues	**52.0**	35.0	34.8
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**9.2**	4.6	2.6
Net earnings (loss)	**9.1**	0.5	(3.4)
Cash flow from operations before net change in non-cash working capital	**16.0**	9.0	9.6
Results per share *(CAN$)*			
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**0.60**	0.31	0.17
Net earnings (loss)	**0.59**	0.03	(0.22)
Cash flow from operations before net change in non-cash working capital	**1.05**	0.60	0.63
Financial position *(millions of CAN$)*			
Total assets	**45.3**	32.1	31.5
Working capital	**29.8**	14.3	13.8
Gold production *(ounces)*	**103,535**	73,344	79,268
Gold sales *(ounces)*	**102,690**	81,153	77,541
Total reserves and resources *(ounces)*	**760,500**	703,000	604,000



> Exploration drilling

1



> Identification of ore veins

2



> Blasting and ore extraction

3



Gold processing >

Over the years, Richmont Mines has consistently put together teams that excel in the development and operation of gold mines. Given its solid financial position, the Company intends to become an intermediate gold producer by developing its existing sites and acquiring other profitable gold projects.



Louis Dionne
President and Chief Executive Officer



Jean-Guy Rivard
Chairman of the Board

MESSAGE TO SHAREHOLDERS

The gold industry rebounded dramatically in 2002. The price of gold ranged from US$278 to US$349 per ounce, averaging US$310, which is US$39 higher than the average price in 2001. This represents the first time in five years that the price of gold has remained above the US$300 mark for an extended period of time. The year 2003 promises to be another banner year since the price of gold surpassed US$380 per ounce in February.

In light of this favourable situation, Richmont Mines pursued its objective of becoming an intermediate gold producer. In January, the Beaufor Mine in Quebec resumed operations following the completion of major work to secure the mine and improve its infrastructure. In Newfoundland, the Hammerdown Mine completed its first full year of production.


83
78
81
103
Year
99
00
01
02

Thousand ounces

The financial results of Richmont Mines improved considerably over the past year. Thanks to, among other factors, record sales of 102,690 ounces of gold, net earnings jumped to $9,085,818, or $0.59 per share, from $518,090, or $0.03 per share in 2001. Cash flow from operations also increased, rising from $11,950,388 in 2001 to $15,916,748. Richmont Mines reported an average production cash cost of US$162 per ounce, down from the average cash cost of US$166 per ounce recorded in 2001.

The Beaufor Mine produced 56,065 ounces of gold at a cash cost of US$163 per ounce. Also, exploration work increased reserves and resources at the mine.

> Transportation of ore to the mill



> Ore treatment

5



> Pouring of gold bars

6



> Selling of gold bars

7

Furthermore, an exploration program at the Francoeur Mine increased resources, mainly in the West Zone, to 907,000 tons grading 0.26 ounces of gold per ton, which is significantly higher than the 368,000 tons grading 0.24 ounces per ton in 2001. In 2003, Richmont Mines will continue its exploration work and conduct a feasibility study aimed at resuming operations at the Francoeur Mine.

As for the Hammerdown Mine, it produced a total of 47,470 ounces at a cash cost of US$159 per ounce, compared with 34,210 ounces at a cash cost of US$115 per ounce in 2001. In an effort to extend the operating life of the mine, which is slated to close in 2004, an exploration program of $500,000 will be conducted in 2003.


185
191
191
166
162
$250
200
150
100
98
99
00
01
02
Year

Cash cost in US$

Another significant development in 2002 was the December appointment of Louis Dionne as President and Chief Executive Officer. A mining engineer who has 17 years of experience with Barrick Gold, Mr. Dionne succeeds Jean-Guy Rivard, who remains Chairman of the Board of the company he founded in 1981.

In 2003, Richmont Mines expects production to be similar to the total for 2002, approximately 100,000 ounces of gold. The Company will extend its exploration initiatives and plans to invest $4 million to conduct further exploration at the Beaufor, Francoeur and Hammerdown Mines as well as on the Nugget Pond and Wasamac properties.

According to many observers, the situation of the gold industry will remain favourable in 2003 and in subsequent years. Richmont Mines intends to pursue its growth strategy by conducting ongoing exploration at its current properties and by acquiring new profitable gold projects. Its financial position remains very strong: the Company has no long-term debt, and as at December 31, 2002, it had working capital of $29.8 million and an unused line of credit of $5 million.

In closing, we would like to thank all the employees of Richmont Mines for their sustained effort and ongoing support. Our remarkable results for 2002 attest to their dedication and expertise. We are also grateful for the support and judicious guidance of the Board of Directors. Thanks to these key internal and external resources, Richmont Mines is well positioned to take advantage of the anticipated strengthening of the gold industry in the years ahead.

Louis Dionne
President and Chief Executive Officer

Jean-Guy Rivard
Chairman of the Board

February 20, 2003



> Use of gold in a multitude of applications





> AEROSPACE

> ELECTRONICS

> TELECOMMUNICATIONS

> INFORMATION TECHNOLOGY



Telephones

Gold in the handset microphone contributes to the clear reception of telephones and similar devices. The corrosion resistance of gold is particularly useful in public telephones, which are exposed to poor weather conditions. Gold is also an essential current-conducting component of the printed circuit boards in cell phones.

In addition to its role as a currency and financial hedge, gold has long been used to make jewellery and other goods. The properties of gold, particularly its superior conductivity and corrosion resistance, make it the ideal material for various purposes. Found in numerous electronic devices and household appliances, including computers and telephones, gold makes our daily lives easier, often quite discreetly.

Its use has become much more widespread over the years. Gold is now being launched into outer space on board spacecraft and satellites. It is also used in the treatment of arthritis, certain cancers and other stubborn illnesses, as well as in dentistry, for fillings and bridges. In short, the potential for gold use appears to be limitless.

Cables

The cables that connect various electronic devices such as TVs and VCRs are gold-plated to ensure that the signal is clear.

Astronauts

The visors worn by astronauts are coated with gold film to protect their eyes from the ultraviolet and infrared rays of the sun.



Computers

Gold is used in various computer components including hard drives, microchips, printed circuit boards and modems, because it is highly conductive and extremely durable.

Satellites

Satellites are covered with a layer of gold-plated polyester to protect them from intense sunlight and to maintain the interior temperature at an appropriate level.







Photocopiers

Photocopiers, which use high temperatures to transfer images onto paper, contain gold-plated mirrors that reflect heat efficiently.

CORPORATE STRUCTURE



RICHMONT
RICHMONT MINES INC.
NEWFOUNDLAND DIVISION
100% — Hammerdown Mine
100% — Nugget Pond Mine and Mill
QUEBEC DIVISION
50% — Beaufor Mine
69.3% — Louvem Mines Inc.
50% — Beaufor Mine
100% — Camflo Mill Inc.
100% — Francoeur Mine

Lasers

In medicine, the ion laser appears to offer very promising treatment options. The interior surface of the laser is coated with a layer of gold to control the focus of the beam.





Drugs

Since gold is biologically inert, biochemists mix it with other materials to create medicines.





Airplanes

Gold is used in the engines of commercial and military airplanes as well as in the windows to prevent condensation.





LOCATION MAP



Quebec
Nugget Pond Mine and Mill
Ontario
Camflo Mill
Beaufor Mine
Newfoundland
and Wasamac Properties

GOLD RESERVES AND RESOURCES

December 31	Proven and probable reserves tons	grade	ounces	Resources tons	grade	ounces	Total (reserves and resources) tons	grade	ounces
Hammerdown Mine									
2002	159,000	0.44	70,000	104,000	0.39	40,500	263,000	0.42	110,500
2001	370,000	0.51	190,000	440,000	0.26	115,000	810,000	0.38	305,000
Beaufor Mine									
2002	1,116,000	0.22	246,000	805,000	0.21	171,000	1,921,000	0.22	417,000
2001	1,103,000	0.21	237,000	380,000	0.19	74,000	1,483,000	0.21	311,000
Francoeur Mine									
2002	-	-	-	907,000	0.26	233,000	907,000	0.26	233,000
2001	-	-	-	368,000	0.24	87,000	368,000	0.24	87,000
Total									
2002	1,275,000	0.25	316,000	1,816,000	0.24	444,500	3,091,000	0.25	760,500
2001	1,473,000	0.29	427,000	1,188,000	0.23	276,000	2,661,000	0.26	703,000

Proven mineral reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Quebec

Nugget Pond Mill

Ontario


Beaufor Mine
Newfoundland

Production

Richmont Mines set a production record in 2002. Its two operating mines, Beaufor and Hammerdown, produced a total of 103,535 ounces of gold. In comparison, production totalled 73,344 ounces of gold in 2001. Total sales for 2002 were 102,690 ounces of gold at a cash cost of US$162 per ounce, compared with 81,153 ounces of gold at a cash cost of US$166 for 2001.







Pouring gold

Gold is poured into moulds to make gold bars, which is the final production step.

OUTLOOK

In 2003, Richmont Mines expects to match its 2002 record, producing 100,000 ounces of gold.

Telephone plugs

Since it is capable of transmitting a clear signal, gold is used in telephone plugs, connection cords and wall jacks.



PRODUCTION DATA

2002	Beaufor Mine	Hammerdown Mine
Tons processed	223,163	102,890
Grade	0.25	0.48
Gold recovery (%)	99.0	96.9
Ounces produced	56,065	47,470
Ounces sold	54,374	48,316
Cash cost / ounce sold	US$163	US$159

BEAUFOR MINE

After completing major work to secure the mine and improve its infrastructure, Richmont Mines resumed operations at the Beaufor Mine in January 2002. The Company acquired a 50% interest in this mine in April 2001 at a cost of $1.8 million, becoming the mine operator. The remaining 50% of the Beaufor Mine is owned by Louvem Mines Inc., a company in which Richmont Mines has held a 68.3% interest since July 1, 1997. The Beaufor Mine is located 16 miles northeast of Val-d'Or, Quebec. In 2002, gold sales from the Beaufor Mine totalled 54,374 ounces at a cash cost of US$163 per ounce.

HAMMERDOWN MINE

Located near King's Point in Newfoundland, the Hammerdown Mine started up in July 2001 and has just completed its first full year of production. Richmont Mines acquired this mine in March 2000. In 2002, production at Hammerdown totalled 47,470 ounces of gold, compared with 34,210 ounces the previous year. Gold sales were 48,316 ounces at a cash production cost of US$159 per ounce, compared with sales of 32,533 ounces at a cash cost of US$115 per ounce in 2001. Lower grades account for this increase in the per-ounce production cost.

CAMFLO AND NUGGET POND MILLS

In 2002, the Camflo Mill processed 223,163 tons of ore provided exclusively by the Beaufor Mine, while the 168,235 tons processed in 2001 came mainly from the Francoeur Mine. In 2002, all 102,890 tons of ore processed at the Nugget Pond Mill were supplied by the Hammerdown Mine, while the 99,407 tons processed in 2001 came from the Hammerdown and Nugget Pond mines.

Quebec

Nugget Pond Mine and Mill

Ontario

Sewell and Cripple Creek Properties

Hammerdown Mine

Beaufor Mine

Newfoundland

Wasamac Properties

Exploration

IN 2002, RICHMONT MINES UNDERTOOK MAJOR EXPLORATION WORK AT A COST OF $3.7 MILLION, CONSIDERABLY MORE THAN THE $460,300 INVESTED IN THIS ACTIVITY IN 2001. THE MOST SIGNIFICANT RESULTS OF THIS WORK WERE THE REPLACEMENT OF THE RESERVES OF THE BEAUFOR MINE AND A SUBSTANTIAL INCREASE IN THE RESOURCES OF THE FRANCOEUR MINE.







Francoeur Mine

Exploration work at the mine increased its resources to 233,000 ounces of gold.

OUTLOOK

In 2003, Richmont Mines will devote the unprecedented sum of $4 million to conduct further exploration at its various mines and properties.

Exploration and project evaluation



$5,000
4,000
3,000
2,000
1,000
0
460
3,728
4,000
PROJECTED
01
02
03
Year
Thousands of CAN$

Decoration and renovation

Gold alloy catalysts are used in the production of vinyl acetate monomer, essential in the manufacture of wallpaper paste, emulsion-based paints and wood glue



BEAUFOR MINE

Exploration activities at the Beaufor Mine increased reserves by approximately 65,000 ounces of gold. Greater than the 56,085 ounces of gold produced in 2002, this amount effectively replaces the reserves of the mine. The new reserves are located primarily in the lateral extensions of Zones B and C. The proven and probable reserves of the Beaufor Mine stand at 1.1 million tons grading 0.22 ounces of gold per ton, for a total of 246,000 ounces. In addition to these reserves, the mine has resources of 805,000 tons grading 0.21 ounces of gold per ton, or 171,000 ounces. In 2003, Richmont Mines intends to extend three drifts, drilling the east and west areas of Zone B and Zone C westward and downward.



Shaft 5 / Perron
Level 625
Zone 32
1,000 ft.
Beaufor Fault
Level 1,250
Level 1,500
Level 1,750
West Shear
2,000 ft.
Level 2,000
Level 2,125
0.38 opt/10 ft.
Zone C
Type II Zone
Reserves and resources
Mined areas
Potential areas
--- Planned development for 2003
opt Ounces per ton
3,000 ft.
500 ft.

FRANCOEUR MINE

The 2002 exploration program at the Francoeur Mine increased its resources to 907,000 tons of ore grading 0.26 ounces per ton, or 233,000 ounces of gold. In 2001, resources stood at 368,000 tons grading 0.24 ounces of gold per ton, or 87,000 ounces of gold. To mine the new resources, the underground infrastructure of the mine will have to be expanded. In 2003, definition drilling in the West Zone will be completed, as will the exploration in the peripheral zone. A study is underway to assess the feasibility of sinking a shaft at the Francoeur Mine with a view to resuming operations. Preliminary estimates indicate that at a gold price of US$300 per ounce, it would be profitable to restart the Francoeur Mine if these resources are confirmed.


Shaft 6
Shaft 7
1,000 ft.
2,000 ft.
Level 15
Level 17
West Zone
3,000 ft.
0.32 opt / 5.5 ft.
Resources
Mined areas
Potential areas
opt Ounces per ton
4,000 ft.
500 ft.

WASAMAC PROPERTY

Wholly owned by Richmont Mines since 1988, the Wasamac property is located four miles east of the Francoeur Mine. This property has numerous gold showings, including the former Wasamac Mine, where over 2 million tons of ore grading 0.12 ounces of gold per ton were mined between 1966 and 1971. Two recent drill holes intersected grades of 0.12 ounces of gold per ton over 17 feet and 0.24 ounces of gold per ton over 11 feet at a depth of approximately 1,000 feet. A drilling program is underway to define the extent of the ore zones.


Shaft
Shaft
Level 400
500 ft.
Level 800
1,000 ft.
Level 1,350
0.24 opt / 10.5 ft.
0.12 opt / 16.7 ft.
1,500 ft.
Resources
Mined areas
Potential areas
opt Ounces per ton
0.28 opt / 5.5 ft.
0.18 opt / 5.5 ft.
2,000 ft.
250 ft.

NUGGET POND MINE

In 2002, no exploration work was carried out at the Nugget Pond Mine, which was closed in 2001 following the depletion of its reserves. However, the Company does intend to resume exploration at the mine in 2003. The objective of this work is to assess the Nugget Pond ore horizon, which extends for over 13 miles and includes some excellent exploration targets. More specifically, the drilling program for the coming year will assess the extension at depth of the Nugget Pond Mine as well as the Tilt Cove area in the northeast sector of the property.


Nugget Pond
537,661 tons
at 0.31 opt
1,000 ft.
2,000 ft
3,000 ft.
4,000 ft.
Drilled areas
Mined areas
Potential areas
--- Fault
opt Ounces per ton
500 ft.

HAMMERDOWN MINE

The exploration work carried out in 2002 indicated that the reserves of the Hammerdown Mine in Newfoundland have declined by 36%. This decrease is attributable to a lack of continuity in the periphery of the ore zone and at greater depths. As at December 31, 2002, the proven and probable reserves of the Hammerdown Mine were estimated to be 159,000 tons grading 0.44 ounces of gold per ton, or 70,000 ounces. Resources stood at 104,000 tons grading 0.39 ounces of gold per ton, or 40,500 ounces. In an effort to extend the operating life of the mine, which is slated to close in 2004, a $500,000 exploration program will be conducted in 2003.


300 ft.
600 ft.
0.48 opt / 7.5 ft.
0.19 opt / 5.7 ft.
Reserves and resources
Mined areas
Potential areas
opt Ounces per ton
150 ft.

Quebec

Ontario


Norex Property
Sewell and Cripple Creek Properties

Newfoundland

Acquisitions

Richmont Mines is determined to increase its mining reserves through selective, targeted exploration on its current properties and through the acquisition of new properties. The Company is also well positioned to acquire operating mines, as either exclusive owner or co-owner. It seeks out acquisitions located in North America, preferably in central or eastern Canada, in Ontario, Quebec or Newfoundland.







Beaufor Mine

By acquiring a 50% interest in the Beaufor Mine in 2001, Richmont Mines resumed production in 2002.

OUTLOOK

To fund its future projects, Richmont Mines can count on working capital of $29.8 million and an unused line of credit of $5 million, as at December 31, 2002. The Company is well positioned to develop its current properties and make further strategic acquisitions.

Compact disc

Music lovers depend on gold for the highest quality surface available on compact discs. The gold surface resists oxidation and moisture.



In 2002, Richmont Mines acquired the Norex property, adjacent to the main ore zone of the Francoeur Mine. The Company also purchased two exploration properties, Sewell and Cripple Creek. These properties are located near Timmins, Ontario, in a large mining camp that has produced over 60 million ounces of gold.

The Sewell property contains high grades of gold. The two best intersections, identified by exploration in 1987 and 1995, are 0.56 ounces of gold per ton over eight feet and 0.28 ounces of gold per ton over seven feet in drill core. The zone is open at depth, 250 feet from the surface.

The Cripple Creek property comprises three ore zones open at depth, which include the two best drill intersections of 0.19 ounces of gold per ton over 15 feet and 0.15 ounces of gold per ton over 18 feet. An exploration program for these properties will be prepared in 2003.


Sewell Property
0.28 opt / 7.4 ft.
200 ft.
0.56 opt / 8 ft.
400 ft.
100 ft.
600 ft.
< 0.10 opt
> 0.10 opt < 0.20 opt
> 0.20 opt
Gold mines
Porcupine-Destor fault zone
Mineralized zones
Potential areas
Faults
opt Ounces per ton
Timmins
Cripple Creek Property
101
144
Timmins mining camp
> 60 million ounces of gold
N
3 miles

QUARTERLY REVIEW

	QUARTER				YEAR
	1st	2nd	3rd	4th	2002
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	864	19,985	17,532	13,614	51,995
Operating costs	392	10,151	7,357	7,504	25,404
Royalties	4	217	209	245	675
Administration	388	540	488	813	2,229
Exploration and evaluation of projects	276	785	1,086	1,581	3,728
Provision for site restoration costs	-	100	-	-	100
Depreciation and depletion	153	2,684	2,082	1,699	6,618
Write-down of short-term investments	-	-	210	9	219
Mining and income taxes	(3)	1,776	1,815	348	3,936
Net earnings (loss)	(346)	3,732	4,285	1,415	9,086
Cash flow from operations before net change in non-cash working capital	(162)	6,404	6,541	3,249	16,032
Acquisition of property, plant and equipment	335	424	386	950	2,095
Cash, cash equivalents and short-term investments	7,926	19,003	27,103	30,979	30,979
Working capital	13,878	20,629	26,863	29,775	29,775
Shareholders' equity	25,100	29,604	34,241	36,403	36,403
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss)	(0.02)	0.24	0.28	0.09	0.59
Cash flow from operations before net change in non-cash working capital	(0.01)	0.42	0.43	0.21	1.05
Weighted average number of common shares outstanding *(thousands)*	15,051	15,238	15,442	15,608	15,339
Shares outstanding *(thousands)*	15,101	15,423	15,537	15,747	15,747
OUNCES OF GOLD SOLD					
Beaufor Mine	-	18,865	21,406	14,103	54,374
Hammerdown Mine	1,750	21,509	13,003	12,054	48,316
Total	1,750	40,374	34,409	26,157	102,690

KEY PER-OUNCE DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate for 2002	*1.57*	*1.00*	*1.57*	*1.00*	*1.57*	*1.00*	*1.57*	*1.00*	*1.57*	*1.00*
Selling price	457	291	480	306	488	311	491	313	485	309
Market price	455	290	491	313	493	314	507	323	487	310
Cash cost										
Beaufor Mine	-	-	264	168	218	139	306	195	256	163
Hammerdown Mine	226	144	251	160	225	143	284	181	251	159
Weighted average	226	144	257	164	221	141	296	188	254	162
Depreciation and depletion	78	50	62	39	57	36	63	40	61	39
Total cost	304	194	319	203	278	177	359	228	315	201

FINANCIAL REVIEW 1998 TO 2002

(Years ended December 31)

	2002	2001	2000	1999	1998
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	**51,995**	35,044	34,792	34,778	47,424
Production costs	**26,079**	20,777	22,907	25,242	28,520
Administration	**2,229**	1,660	1,197	1,391	1,403
Exploration and evaluation of projects	**3,728**	460	190	133	205
Evaluation and maintenance charges – Beaufor Mine	-	1,284	744	-	-
Interest on long-term debt	-	-	-	-	725
Foreign exchange loss on long-term debt	-	-	-	-	741
Depreciation and depletion	**6,618**	4,873	5,670	8,351	9,789
Write-down of short-term investments	**219**	-	-	-	-
Mining and income taxes	**3,970**	1,341	2,140	55	2,084
Minority interest and share in loss of a related company	-	-	(688)	(9)	182
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**9,152**	4,649	2,632	(385)	3,775
Write-down of mining assets	-	4,163	5,964	13,052	-
Provision for site restoration costs	**100**	1,050	750	-	-
Recovery of mining and income taxes	**(34)**	(1,082)	(691)	(5,231)	-
Net earnings (loss)	**9,086**	518	(3,391)	(8,206)	3,775
Cash flow from operations before net change in non-cash working capital	**16,032**	8,976	9,552	7,466	16,370
Acquisition of property, plant and equipment	**2,095**	7,590	7,185	6,970	4,527
Cash, cash equivalents and short-term investments	**30,979**	15,606	11,252	8,121	8,463
Working capital	**29,775**	14,287	13,780	12,532	12,705
Shareholders' equity	**36,403**	25,360	24,849	33,691	42,310
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**0.60**	0.31	0.17	(0.02)	0.24
Net earnings (loss)	**0.59**	0.03	(0.22)	(0.53)	0.24
Cash flow from operations before net change in non-cash working capital	**1.05**	0.60	0.63	0.48	1.05
Weighted average number of common shares outstanding *(thousands)*	**15,339**	15,052	15,156	15,479	15,665
Shares outstanding *(thousands)*	**15,747**	15,051	15,057	15,407	15,551
OUNCES OF GOLD SOLD					
Beaufor Mine (50% in Richmont Mines from 1998 to 2000)	**54,374**	-	18,940	21,457	21,307
Hammerdown Mine	**48,316**	32,533	-	-	-
Francoeur Mine	-	34,500	20,406	21,198	31,611
Nugget Pond Mine	-	14,120	38,195	40,054	44,044
Total	**102,690**	81,153	77,541	82,709	96,962

KEY PER-OUNCE DATA	2002 CAN$	2002 US$	2001 CAN$	2001 US$	2000 CAN$	2000 US$	1999 CAN$	1999 US$	1998 CAN$	1998 US$
Average exchange rate	***1.57***	***1.00***	*1.55*	*1.00*	*1.49*	*1.00*	*1.49*	*1.00*	*1.48*	*1.00*
Selling price	**485**	**309**	420	271	433	292	388	261	458	309
Market price	**487**	**310**	420	271	416	280	415	279	436	294
Cash cost										
Beaufor Mine (50% in Richmont Mines from 1998 to 2000)	**256**	**163**	-	-	348	234	351	236	330	223
Hammerdown Mine	**251**	**159**	178	115	-	-	-	-	-	-
Francoeur Mine	-	-	288	186	353	238	390	262	325	219
Nugget Pond Mine	-	-	362	234	211	142	205	138	213	144
Weighted average	**254**	**162**	257	166	284	191	284	191	275	185
Depreciation and depletion	**61**	**39**	60	39	63	42	95	64	95	64
Total cost	**315**	**201**	317	205	347	233	379	255	370	249

	2002	2001	2000	1999	1998
NUMBER OF EMPLOYEES	**234**	141	196	271	282

In 2002, the price of gold ranged from US$278 to US$349 per ounce. The average price of gold, which had been relatively weak since 1997, rebounded to US$310 per ounce in 2002, and it appears that this recovery will be sustained in 2003. The average selling price of gold in 2001 was US$271 per ounce.

The gold industry as a whole was much stronger in 2002. Richmont Mines benefited from this general turnaround as well as from positive internal developments. The Hammerdown Mine in Newfoundland completed its first full year of operation in 2002, and the Beaufor Mine in Quebec resumed operations in January. Gold sales totalled a record 102,690 ounces, 27% more than the 81,153 ounces sold in 2001.

Gold sales from the Beaufor Mine in 2002 amounted to 54,374 ounces produced at a cash cost of US$163 per ounce. The Hammerdown Mine, which commenced operations in July 2001, was responsible for gold sales of 48,316 ounces produced at a cash cost of US$159 per ounce, *compared with sales of 32,533 ounces at a cost of US$115 per ounce in 2001. Production cash costs per ounce increased because grades were* 20% lower in 2002 than in 2001.

Richmont Mines also reported excellent financial results in 2002. Net earnings were a record $9,085,818, or $0.59 per share, substantially higher than the net earnings of $518,090, or $0.03 per share, reported in 2001. Cash flow from operations before net change in non-cash working capital also increased, rising from $8,975,874, or $0.60 per share, in 2001 to $16,032,057, or $1.05 per share, in 2002. Cash, cash equivalents and short-term investments increased by $15,373,143 during the year, reaching $30,978,920 by year-end 2002.

In short, the financial situation of Richmont Mines remains very strong: the Company has no long-term debt, and as at December 31, 2002, it had working capital of $29,775,077 and an unused line of credit of $5 million.

Change in an accounting policy

The Company's accounting policies are in line with Canadian generally accepted accounting principles and with mining industry practices. On January 1, 2002, Richmont Mines prospectively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants regarding remuneration and other share-based payments. The Company decided to continue to use the settlement-value method to record the granting of options to senior executives and management and applies the fair-value method for options granted to non-employees. Any consideration paid on exercise of stock options is credited to capital stock.

Revenues

The Company's precious metals revenues increased in 2002, climbing to $49,815,082 from $34,013,168 in 2001, as a result of increased production and a higher gold selling price. Total revenues were $51,995,182 compared with $35,043,516 in 2001. The Company received from the Quebec Ministry of Natural Resources financial assistance of $1,026,996 in 2002 to secure infrastructure at the Beaufor Mine and $496,000 to carry out exploration work at the Francoeur Mine. Both amounts are recorded under "Other revenues". The grant pertaining to securing the Beaufor Mine may become payable under certain conditions.

Expenses

Operating costs and royalties totalled $26,078,670 compared with $20,777,034 the previous year. Operating costs per ounce improved in 2002, decreasing to US$162 per ounce from US$166 per ounce in 2001. Administrative expenses rose to $2,229,343 in 2002 from $1,660,124 in 2001.

Exploration and project-evaluation costs increased to $3,727,600 in 2002, with $2,361,147 of this amount devoted to exploration activities at the Francoeur Mine. In 2001, these costs were $460,300. The exploration work conducted in 2002 at the Francoeur Mine contributed to increasing resources to 233,000 ounces of gold at year-end 2002 from 87,000 ounces a year earlier.

To comply with federal and provincial environmental regulations, Richmont Mines allocated and paid out $100,000 for site restoration during the year 2002.

Depreciation and depletion rate per ounce was almost the same in 2002 at $61 per ounce compared with $60 per ounce in 2001. Depreciation and depletion amounted to $6,618,410 compared with $4,872,917 in 2001.

No mining assets were written down in 2002, while the closing of the Nugget Pond Mine led to a write-down of $4,162,918 in 2001. During fiscal year 2002, Richmont Mines took a $219,372 write-down on some of its short-term investments.

Tax expenses were $3,935,969 in 2002 compared with $258,605 in 2001.

Net earnings totalled $9,085,818, or $0.59 per share, a marked improvement over earnings for 2001, which were $518,090, or $0.03 per share. This increase in net earnings is due to higher gold sales, which rose to 102,690 ounces from 81,153 ounces in 2001, a stronger average selling price of gold, which rebounded to CAN$485 per ounce in 2002 from CAN$420 in 2001, and the $4,162,918 write-down of mining assets in 2001.

Cash flow from operations

Cash flow from operations increased by over 30%, climbing to $15,916,748 from $11,950,388 in 2001. Before the net change in non-cash working capital, cash flow from operations was $16,032,057, or $1.05 per share, compared with $8,975,874, or $0.60 per share, in 2001. Higher net earnings account for this increase.

Investments

Investments increased from $7,589,609 in 2001 to $13,820,145 in 2002. The vast majority of this amount was used to make short-term investments of $11,725,057 that are readily convertible to cash. The Company also invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario. In 2001, the Company's major investments were allocated to develop the Hammerdown Mine and to acquire a 50% interest in the Beaufor Mine and secure its infrastructure.

(All dollar figures are in CAN$, unless otherwise stated)

Financing

During fiscal year 2002, the Company issued 696,100 shares following the exercise of stock options and received $1,770,855. No shares were issued in 2001.

Cash, cash equivalents and short-term investments

In 2002, cash and cash equivalents increased by $3,867,458, reaching $19,473,235 by the end of the year compared with $15,605,777 at year-end 2001. In addition to these cash holdings, the Company had, as at December 31, 2002, a total of $11,505,685 in readily cashable short-term investments.

Assets

Total current assets increased considerably, climbing from $18,124,595 in 2001 to $35,871,799 as at December 31, 2002. Higher cash flow from operations accounts for most of this increase.

The book value of property, plant and equipment declined to $9,404,345 from $13,927,667 in 2001. This reflects the fact that annual depreciation was greater than capital acquisitions.

As at December 31, 2002, the book value of Richmont Mines' total assets stood at $45,276,144, higher than the carrying value of $32,052,262 reported at year-end 2001.

Liabilities

Current liabilities, which consist of accounts payable and accrued charges as well as income and mining taxes, rose from $3,837,970 in 2001 to $6,096,722 in 2002. The increase in accounts payable is attributable to the activities associated with restarting the Beaufor Mine, and improved net earnings led to higher income and mining taxes to be paid.

As at December 31, 2002, Richmont Mines had a provision of $2,776,000 for mine-site restoration costs, the same amount allocated for this purpose one year earlier.

At the end of 2002, Richmont Mines' total liabilities were $8,872,722 compared with $6,692,113 at year-end 2001. Richmont Mines has no long-term debt.

Shareholders' equity

Shareholders' equity, which was $25,360,149 in 2001, increased to $36,403,422 in 2002. This reflects higher net earnings and an increase in capital stock resulting from the issue of common shares. Net earnings led to a return on shareholders' equity of 29% in 2002 compared with 2% in 2001.

Hedging

Richmont Mines uses forward sales contracts on gold and U.S. dollars to minimize the risks associated with fluctuations in the price of gold and exchange rates. The Company's Board of Directors approves all such policies in advance. In 2002, hedging operations allowed Richmont Mines to obtain an average selling price of US$309 for the gold it produced, US$1 less than the average market price of US$310 per ounce of gold. As at December 31, 2002, Richmont Mines had hedging contracts guaranteeing a minimum price of US$320 and a maximum price of US$336 per ounce for 11,000 ounces of gold to be delivered during the first quarter of 2003.

Social responsibility

Since Richmont Mines considers higher education to be very important, the Company offers a $1,000 scholarship each year for a maximum of five years to all its employees' children registered in a full-time university program. In 2002, the Company awarded a total of 18 scholarships of $1,000 each to the children of employees at its various facilities compared with 14 scholarships in 2001. Since instituting this program in 1994, Richmont Mines has granted a total of $109,000 in scholarships and over $75,000 to university foundations. The Company also supports several sports and cultural organizations.

Outlook

In 2003, Richmont Mines expects its two operating mines, Beaufor and Hammerdown, to produce a total of 100,000 ounces of gold at a cash cost of US$180 per ounce.

Given its strong financial position and the funds generated by its activities, the Company continues to search for profitable gold projects to increase its growth.

COMMON SHARES

	2002	2001	2000
Outstanding	15,747,300	15,051,200	15,056,600
Fully diluted	17,831,200	16,771,200	16,921,600
Closing price on December 31	**$5.84**	**$1.87**	**$1.30**

TORONTO STOCK EXCHANGE (TSE) (CAN$)

2002	Share volume (thousands)	High	Low	Close
First quarter	3,363	4.60	1.75	4.20
Second quarter	2,939	6.74	3.75	4.32
Third quarter	1,513	6.25	3.20	5.43
Fourth quarter	986	6.00	4.50	5.84
Annual summary	**8,801**	**6.74**	**1.75**	**5.84**

AMERICAN STOCK EXCHANGE (AMEX) (US$)

2002	Share volume (thousands)	High	Low	Close
First quarter	1,545	2.80	1.05	2.57
Second quarter	4,854	4.40	2.49	3.06
Third quarter	3,300	4.05	2.01	3.38
Fourth quarter	3,261	3.92	2.85	3.81
Annual summary	**12,960**	**4.40**	**1.05**	**3.81**



MANAGEMENT'S REPORT

Management is responsible for preparing the consolidated financial statements and for any other information contained in the annual report. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are approved by the Board of Directors. These statements include amounts based on estimates and judgments. All the financial information contained in the report is representative of the data presented in the consolidated financial statements.

Management maintains adequate systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, KPMG LLP, have free access to the Audit Committee.



Louis Dionne
President and Chief Executive Officer



Jean-Yves Laliberté
Vice President, Finance

January 24, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Montreal, Canada
January 24, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, (in Canadian dollars)

	2002 $	2001 $	2000 $
REVENUES			
Precious metals	49,815,082	34,013,168	33,397,295
Other revenues *(note 3)*	2,180,100	1,030,348	1,395,613
	51,995,182	35,043,516	34,792,908
EXPENSES			
Operating costs	25,403,493	20,570,443	22,451,257
Royalties	675,177	206,591	454,798
Administration	2,229,343	1,660,124	1,197,375
Exploration and evaluation of projects *(note 4)*	3,727,600	460,300	190,231
Evaluation and maintenance charges – Beaufor Mine	-	1,283,528	744,097
Provision for site restoration costs *(note 5)*	100,000	1,050,000	750,000
Depreciation and depletion	6,618,410	4,872,917	5,670,309
Write-down of mining assets *(note 6)*	-	4,162,918	5,964,208
Write-down of short-term investments	219,372	-	-
	38,973,395	34,266,821	37,422,275
EARNINGS (LOSS) BEFORE OTHER ITEMS	13,021,787	776,695	(2,629,367)
MINING AND INCOME TAXES *(note 7)*	3,935,969	258,605	1,449,209
	9,085,818	518,090	(4,078,576)
MINORITY INTEREST	-	-	687,650
NET EARNINGS (LOSS)	9,085,818	518,090	(3,390,926)
NET EARNINGS (LOSS) PER SHARE *(note 8)*			
Basic	0.59	0.03	(0.22)
Diluted	0.57	0.03	(0.22)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	15,339,497	15,051,644	15,156,374

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Years ended December 31, (in Canadian dollars)

	2002 $	2001 $	2000 $
BALANCE, BEGINNING OF YEAR	390,712	(129,752)	3,335,872
Net earnings (loss)	9,085,818	518,090	(3,390,926)
Redemption of shares *(note 12)*	-	2,374	(74,698)
BALANCE, END OF YEAR	9,476,530	390,712	(129,752)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, (in Canadian dollars)

	2002 $	2001 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	19,473,235	15,605,777
Short-term investments *(market value $11,597,944)*	11,505,685	-
Accounts receivable *(note 9)*	1,956,412	1,248,004
Inventories *(note 10)*	2,936,467	1,270,814
	35,871,799	18,124,595
PROPERTY, PLANT AND EQUIPMENT *(note 11)*	9,404,345	13,927,667
	45,276,144	32,052,262
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	3,345,916	2,447,226
Mining and income taxes payable	2,750,806	1,390,744
	6,096,722	3,837,970
PROVISION FOR SITE RESTORATION COSTS *(note 5)*	2,776,000	2,776,000
FUTURE MINING AND INCOME TAXES *(note 7)*	-	78,143
	8,872,722	6,692,113
SHAREHOLDERS' EQUITY		
Capital stock *(note 12)*	26,926,892	24,969,437
Retained earnings	9,476,530	390,712
	36,403,422	25,360,149
Commitments *(note 13)*		
Contingency *(note 14)*		
	45,276,144	32,052,262

See accompanying notes to consolidated financial statements.

On behalf of the Board:



Jean-Guy Rivard
Chairman



Réjean Houle
Director

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, (in Canadian dollars)

	2002 $	2001 $	2000 $
CASH FLOW FROM OPERATIONS			
Net earnings (loss)	9,085,818	518,090	(3,390,926)
Adjustments for:			
Depreciation and depletion	6,618,410	4,872,917	5,670,309
Stock-based compensation to non-employees	186,600	-	-
Provision for site restoration costs	-	550,000	737,000
Write-down of short-term investments	219,372	-	-
Write-down of mining assets	-	4,162,918	5 964,208
Minority interest	-	-	(687,650)
Future mining and income taxes	(78,143)	(1,128,051)	1,258,588
	16,032,057	8,975,874	9,551,529
Net change in non-cash working capital	(115,309)	2,974,514	1,420,229
	15,916,748	11,950,388	10,971,758
CASH FLOW USED IN INVESTMENTS			
Short-term investments	(11,725,057)	-	-
Beaufor Mine	(1,293,246)	(3,599,984)	(733,499)
Hammerdown Mine	(62,854)	(3,858,801)	(4,750,948)
Other investments	(738,988)	(130,824)	(1,700,487)
	(13,820,145)	(7,589,609)	(7,184,934)
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES			
Issue of common shares	1,770,855	-	-
Redemption of common shares	-	(6,590)	(656,048)
	1,770,855	(6,590)	(656,048)
Net increase in cash and cash equivalents	3,867,458	4,354,189	3,130,776
Cash and cash equivalents, beginning of year	15,605,777	11,251,588	8,120,812
Cash and cash equivalents, end of year	19,473,235	15,605,777	11,251,588
CASH FLOW FROM OPERATIONS PER SHARE BEFORE NET CHANGE IN NON-CASH WORKING CAPITAL	1.05	0.60	0.63
SUPPLEMENTAL INFORMATION			
Cash paid (received) during the year:			
Mining and income taxes	2,840,445	702,132	(68,032)

See accompanying notes to consolidated financial statements.

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) **Basis of consolidation**
The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (69.3%).

b) **Precious metals revenue recognition**
Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership pass to the purchaser.

c) **Cash and cash equivalents**
Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than three months.

d) **Short-term investments**
Short-term investments are carried at the lower of cost and market value.

e) **Inventories**
Supply inventories are valued at the lower of average cost and replacement cost. Ore and precious metals inventories are valued at the lower of average cost and net realizable value.

f) **Exploration properties**
Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 1 g).

g) **Property, plant and equipment**
Property, plant and equipment are recorded at cost. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed assets categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

h) **Site restoration costs**
Future site restoration costs are charged against earnings. The estimation of these costs depends on the development of environmentally acceptable closure and post-closure plans.

i) **Future mining and income taxes**
The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Years ended December 31, 2002, 2001 and 2000 (in Canadian dollars)

1. Significant accounting policies (continued)

j) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings.

k) Hedging activities

Gains and losses on forward contracts and other instruments that effectively establish selling prices for future production are not recognized in income until reflected in precious metals revenues when the related production is delivered.

l) Government assistance

Grants originating from government assistance are recorded as revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

m) Earnings (loss) per share

Earnings (loss) per share is the result of net earnings (loss) divided by the average outstanding number of shares during the period. Diluted earnings (loss) per share is determined using the treasury-stock method.

n) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs, and mining and income taxes. Accordingly, actual results could differ from these estimates.

2. Change in an accounting policy

On January 1, 2002, the Company prospectively adopted the new accounting recommendations of Section 3870 of the Canadian Institute of Chartered Accountants Handbook relating to stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to continue using the settlement-value method to record the stock options granted for the benefit of senior executives and management and applies the fair-value method for the options granted to non-employees. Any consideration paid when the option is exercised is credited to capital stock.

3. Government assistance

The Company has recorded government assistance in the amount of $1,522,996 ($287,636 in 2001 and nil in 2000) in "Other revenues".

4. Exploration and evaluation of projects

	2002 $	2001 $	2000 $
Francoeur Mine	2,361,147	301,840	125,490
Hammerdown Mine	400,659	56,016	-
Beaufor Mine	808,244	-	-
Evaluation of projects	157,550	102,444	64,741
	3,727,600	460,300	190,231

5. Provision for site restoration costs

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has recorded a provision to cover site restoration costs based on management's best estimate of such costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

The following table sets forth the evolution of the provision for site restoration costs for the years ended December 31, 2002, 2001 and 2000:

	2002 $	2001 $	2000 $
Francoeur Mine	101,000	101,000	101,000
Nugget Pond and Hammerdown mines	800,000	800,000	-
Beaufor Mine	500,000	500,000	750,000
Camflo Mill	1,375,000	1,375,000	1,375,000
	2,776,000	2,776,000	2,226,000

6. Write-down of mining assets

Every year, the Company reviews the carrying value of its assets and has concluded that a write-down was required for 2001 and 2000:

	2002 $	2001 $	2000 $
Nugget Pond Mine	-	4,162,918	-
Beaufor Mine	-	-	3,740,157
Other assets	-	-	2,224,051
Write-down of mining assets	-	4,162,918	5,964,208

Years ended December 31, 2002, 2001 and 2000 (in Canadian dollars)

7. Mining and income taxes

Mining and income tax expense attributable to earnings (loss) consists of:

	2002 $	2001 $	2000 $
Current	4,014,112	1,386,656	190,621
Future	(78,143)	(1,128,051)	1,258,588
	3,935,969	258,605	1,449,209

Income tax expense attributed to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.09% (2001 – 32.83% and 2000 – 33.10%) to earnings (loss) before mining and income taxes as a result of the following:

	2002 $	2001 $	2000 $
Earnings (loss) before mining and income taxes:	13,021,787	776,695	(2,629,367)
Computed "expected" tax expense (recovery)	4,439,388	254,960	(870,320)
Increase (decrease) in mining and income taxes resulting from:			
Resource allowance deduction	(1,124,713)	(595,449)	(560,264)
Tax benefits not recognized	(1,486,584)	517,685	2,446,432
Other	122,274	(294,983)	(99,091)
Income taxes	1,950,365	(117,787)	916,757
Large corporations tax	-	1,200	38,509
Mining duties	1,985,604	375,192	493,943
Total current and future mining and income tax	3,935,969	258,605	1,449,209

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001, are presented below:

	2002 $	2001 $
Long-term future tax assets:		
Losses carry forward	235,519	1,076,238
Site restoration costs	1,203,518	1,204,041
Property, plant and equipment	2,414,770	3,149,695
Future tax assets	3,853,807	5,429,974
Less valuation allowance	(3,288,560)	(4,775,144)
	565,247	654,830
Long-term future tax liabilities:		
Property, plant and equipment	(565,247)	(732,973)
Net long-term future tax liabilities	-	(78,143)

The Company may benefit from capital losses to carry forward (without an expiry date) amounting to $1,019,000.

8. Net earnings (loss) per share

	2002	2001	2000
Net earnings (loss) attributed to common shareholders ($)	9,085,818	518,090	(3,390,926)
Weighted average number of outstanding shares	15,339,497	15,051,644	15,156,374
Effect of dilutive share purchase options	511,156	-	-
Weighted average number of dilutive outstanding shares	15,850,653	15,051,644	15,156,374
Basic earnings (loss) per share ($)	0.59	0.03	(0.22)
Diluted earnings (loss) per share ($)	0.57	0.03	(0.22)

9. Accounts receivable

	2002	2001
	$	$
Sales and income taxes	912,428	594,802
Government assistance	662,177	475,292
Other	381,807	177,910
	1,956,412	1,248,004

10. Inventories

	2002	2001
	$	$
Precious metals	910,769	396,749
Ore	881,355	306,450
Supply	1,144,343	567,615
	2,936,467	1,270,814

11. Property, plant and equipment

	2002			2001		
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$	$	$	$
Mining properties	5,644,726	2,684,378	2,960,348	5,326,723	867,899	4,458,824
Development costs	5,865,061	3,819,427	2,045,634	6,169,400	2,021,824	4,147,576
Buildings	5,757,767	4,435,198	1,322,569	5,122,838	3,545,382	1,577,456
Equipment	13,421,129	10,345,335	3,075,794	12,030,415	8,286,604	3,743,811
	30,688,683	21,284,338	9,404,345	28,649,376	14,721,709	13,927,667

Years ended December 31, 2002, 2001 and 2000 (in Canadian dollars)

12. Capital stock

Authorized: Unlimited number of common shares, no par value

	2002		2001	
	Number of shares	Amount $	Number of shares	Amount $
Issued and paid : Common shares				
Balance, beginning of year	15,051,200	24,969,437	15,056,600	24,978,401
Issue of shares a)	696,100	1,770,855	-	-
Redemption of shares b)	-	-	(5,400)	(8,964)
Stock-based compensation to non-employees c)	-	186,600	-	-
Balance, end of year	15,747,300	26,926,892	15,051,200	24,969,437

a) **Issue of shares**
In 2002, the Company issued, through the exercise of stock options, 696,100 common shares for a cash consideration of $1,770,855.

b) **Redemption of shares**
During 2001 and 2000, the Company redeemed 5,400 and 350,211 common shares for $6,590 and $656,048 in cash respectively. Those transactions have increased (reduced) retained earnings by $2,374 in 2001 and ($74,698) in 2000.

c) **Stock Option Purchase Plan**
The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997 and in 2002, the Company may grant options for up to 3,500,000 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as of December 31, 2002 and 2001, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	2002		2001	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of year	1,520,000	2.94	1,665,000	3.37
Granted	1,295,000	4.06	275,000	1.83
Exercised	(676,100)	2.47	-	-
Cancelled or expired	(235,000)	5.71	(420,000)	3.90
Options outstanding, end of year	1,903,900	3.53	1,520,000	2.94
Exercisable options, end of year	1,647,900	3.46	1,500,000	2.94

The following table summarizes information about the Stock Option Plan outstanding at December 31, 2002:

	Options outstanding at December 31, 2002			Exercisable options at December 31, 2002	
Exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $1.92	480,000	3.0	1.75	480,000	1.75
$2.00 to $2.99	158,900	3.0	2.20	108,900	2.15
$3.10 to $3.93	370,000	2.3	3.62	320,000	3.60
$4.25 to $5.50	895,000	4.8	4.68	739,000	4.70
	1,903,900	3.7	3.53	1,647,900	3.46

c) Stock Option Purchase Plan (continued)

The Company has elected to account for its stock options by measuring compensation cost using the settlement-value method. If the stock options had been accounted during the vesting period based on the fair-value method, pro forma net earnings and pro forma net earnings per share would have been as follows:

	2002	
	As reported $	Pro forma $
Net earnings	9,085,818	7,460,181
Net earnings per share		
Basic	0.59	0.49
Diluted	0.57	0.47

The pro forma figures omit the effect of stock options granted prior to January 1, 2002.

These pro forma figures include compensation costs that were calculated using Black & Scholes options pricing model with the following assumptions.

Risk-free interest rate	4.5%
Expected life	4 years
Expected volatility	45%
Expected dividend yield	0.0%

In 2002, the Company granted 100,000 stock options to a non-employee for a compensation cost of $186,600 recorded in the earnings.

d) Other stock purchase options

	2002		2001	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of year	200,000	3.60	200,000	3.60
Exercised	(20,000)	5.20	-	-
Options outstanding, end of year and exercisable	180,000	3.42	200,000	3.60

As at December 31, 2002, the other 180,000 stock options had exercise prices ranging from $2.00 to $5.20 and a weighted average remaining life of 1.5 years.

13. Commitments

The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

The Company has posted letters of credit amounting to $1,257,000 as security for its site restoration obligations.

14. Contingency

The Company is entitled to government assistance over the next two years and this assistance may become payable under conditions specified in an agreement with the Quebec Ministry of Natural Resources. It is not currently possible to determine the amount of such a repayment, if any, and, accordingly, no provision has been recorded in these financial statements. Government assistance recorded in earnings or as a reduction of the cost of property, plant and equipment resulting from this agreement, signed in July 2001, amounts to $1,119,561 and $533,035 respectively.

15. Bank loan

As at December 31, 2002, the Company has an available line of credit of $2,000,000 and a revolving credit facility of $5,000,000, secured by all its assets, renewable on an annual basis, bearing interest at prime rate for the line of credit and prime plus 0.75% for the revolving credit facility.

16. Financial instruments and risk management

The nature of its operations exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a) **Foreign exchange risk**

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk.

As at December 31, 2002, the Company has forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198. As at December 31, 2001, the Company did not have forward exchange contracts for 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in 2001 of US$3,000,000 at an average rate of 1.5238, having a negative fair value of $77,043.

b) **Commodity price risk**

For its gold production, the Company reduces its risk to a decrease in the gold price through the use of forward sales contracts and put and call options.

As at December 31, 2002, the Company has a hedging program covering 11,000 ounces in 2003 using put and call options. Under these options, the selling and the purchase prices range from US$320 to US$336. As at December 31, 2001, the Company did not have forward sales contracts for ounces of gold for 2002. As at December 31, 2000, under forward sale contracts, the Company had hedged a total of 9,000 ounces of gold for 2001 at an average price of US$273.

The fair value of the Company's off-balance-sheet financial instruments, held as at December 31, 2002 and 2000, is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2002 and 2000, the fair value of these contracts was a loss of $205,955 and a gain of $27,077.

c) **Credit risk**

Financial instruments that subject the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d) **The fair value of financial instruments**

The Company owns and assumes assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

17. Information by segment

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

2002	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	27,671,858	23,190,787	1,132,537	51,995,182
Mining operation and other expenses	14,181,112	12,134,827	2,311,446	28,627,385
Exploration and evaluation of projects	809,014	400,659	2,517,927	3,727,600
Depreciation and depletion	2,376,441	4,168,210	73,759	6,618,410
Earnings (loss) before other items	10,305,291	6,487,091	(3,770,595)	13,021,787
Acquisition of property, plant and equipment	1,293,246	62,854	738,988	2,095,088
Current assets	3,970,083	1,554,770	30,346,946	35,871,799
Property, plant and equipment	2,829,231	5,913,645	661,469	9,404,345
Total assets	6,799,314	7,468,415	31,008,415	45,276,144

2001	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	14,679,188	19,559,762	804,566	35,043,516
Mining operation and other expenses	10,194,366	12,269,987	1,022,805	23,487,158
Exploration and evaluation of projects	301,840	56,016	102,444	460,300
Maintenance charges – Beaufor Mine	1,283,528	-	-	1,283,528
Depreciation and depletion	708,761	4,094,842	69,314	4,872,917
Write-down of mining assets	-	4,162,918	-	4,162,918
Earnings (loss) before other items	2,190,693	(1,024,001)	(389,997)	776,695
Acquisition of property, plant and equipment	3,599,984	3,884,582	105,043	7,589,609
Current assets	2,700,462	1,489,518	13,934,615	18,124,595
Property, plant and equipment	3,599,984	10,019,001	308,682	13,927,667
Total assets	6,300,446	11,508,519	14,243,297	32,052,262

2000	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	16,258,587	16,518,524	2,015,797	34,792,908
Mining operation and other expenses	15,022,794	8,998,074	832,562	24,853,430
Exploration and evaluation of projects	125,490	-	64,741	190,231
Maintenance charges – Beaufor Mine	744,097	-	-	744,097
Depreciation and depletion	1,340,924	3,819,558	509,827	5,670,309
Write-down of mining assets	3,740,157	-	2,224,051	5,964,208
Earnings (loss) before other items	(4,714,875)	3,700,892	(1,615,384)	(2,629,367)
Acquisition of property, plant and equipment	1,559,557	5,427,963	197,414	7,184,934
Current assets	4,357,590	3,587,856	9,020,963	16,966,409
Property, plant and equipment	433,007	13,794,794	272,953	14,500,754
Total assets	4,790,597	17,382,650	9,293,916	31,467,163

Years ended December 31, 2002, 2001 and 2000 (in Canadian dollars)

18. Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings (loss) would have been as follows:

	2002 $	2001 $	2000 $
Net earnings (loss) reported under Canadian GAAP	**9,085,818**	518,090	(3,390,926)
Add (deduct):			
Amortization of start-up costs a)	-	377,798	103,473
Differences in accounting related to forward contracts b)	(254,153)	599,473	(599,473)
Income taxes c)	86,640	(439,772)	223,200
Net earnings (loss) and comprehensive income (loss) reported under U.S. GAAP	**8,918,305**	1,055,589	(3,663,726)
Net earnings (loss) per share reported under U.S. GAAP			
Basic	0.58	0.07	(0.24)
Diluted	0.56	0.07	(0.24)
Shareholders' equity reported under Canadian GAAP	36,403,422	25,360,149	
Derivatives b)	(254,153)	-	
Income taxes c)	86,640	-	
Shareholders' equity reported under U.S. GAAP	**36,235,909**	25,360,149	

a) Under U.S. GAAP, start-up costs, which are capitalized under Canadian GAAP, must be charged against earnings.

b) U.S. GAAP prohibit the classification of forward foreign exchange contracts as hedging instruments unless they are matched against specific contracted receipts. The fair value of any excess is taken to income as required under U.S. GAAP.

c) These amounts represent the tax impacts relating to the above a) and b) adjustments.

19. Comparative figures

Certain comparative figures provided for fiscal years 2001 and 2000 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2002.

Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jean-Guy Rivard ▪
Chairman

Denis Arcand
Vice Chairman
Director of various companies

Louis Dionne, Eng.
Director
President and Chief Executive Officer, Richmont Mines Inc.

Réjean Houle ○ ▪
Director
Ambassador, Club de hockey Canadien inc.

Jean Depatie, B.A., M.Sc., Geol. ○
Director
President, Gold Hawk Resources Inc.

Gilles Loiselle, PC ○ ▪
Director
Advisor to the Chairman of the Executive Committee, Power Corporation of Canada

○ Member of the Audit Committee
▪ Member of the Compensation Committee

OFFICERS

Louis Dionne, Eng.
President and Chief Executive Officer

Martin Rivard
Executive Vice President

Jean-Yves Laliberté, CA
Vice President, Finance

André de Guise, Eng.
Vice President, Operations

Nicole Veilleux, CA
Controller

OPERATIONS NEWFOUNDLAND DIVISION

Allan Gamm
General Superintendent

Michelle Morey, CMA
Chief Accountant

David Wilton, P.Eng., Eng.
Chief Engineer

David Pollard, B.Sc., Geol.
Exploration Geologist

Larry Pilgrim, B.Sc., Geol.
Production Geologist

Don Seymour
Senior Mine Coordinator

Wallace Pittman
Mill Superintendent

William Noel
Coordinator
Safety and Human Resources

EXPLORATION

Jules Riopel, M.Sc., Geol.
Principal Exploration Geologist

OPERATIONS QUEBEC DIVISION

Beaufor Mine

François Girard, Eng.
General Superintendent

[illegible]
Chief Accountant

[illegible], Eng.
Chief Engineer

[illegible], B.Sc., Geol.
Exploration Geologist

[illegible], B.Sc., Geol.
Production Geologist

[illegible]
Coordinator
Safety and Human Resources

Camflo Mill

[illegible]
Superintendent

[illegible]
Chief Accountant

GENERAL INFORMATION

Richmont Mines Inc.
110, avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA
Telephone: (819) 797-2465
Fax: (819) 797-0166

Internet
www.richmont-mines.com
info@richmont-mines.com

Transfer Agent and Registrar
Computershare Trust Company of Canada inc.
1500 University Street, Suite 700
Montreal, Quebec
H3A 3S8 CANADA
Telephone: (514) 982-7888
Fax: (514) 982-7580

Montreal Office
1 Place-Ville-Marie, Suite 2130
Montreal, Quebec
H3B 2C6 CANADA
Telephone: (514) 397-1410
Fax: (514) 397-8620

Stock Exchange Listings (RIC)
Toronto Stock Exchange (TSE)
American Stock Exchange (AMEX)

Co-Transfer Agent and Co-Registrar in the United States
Computershare Trust Company Inc.
Computershare USA
Lakewood, Colorado

Auditors
KPMG LLP

Annual Meeting of Shareholders
The annual meeting of shareholders will be held on [illegible] at the Queen Elizabeth Hotel,
Gallery 2, at 900 René-Lévesque Blvd. West, Montreal, Quebec H3B 4A5.

Un exemplaire français du présent rapport annuel est disponible sur demande :
1, Place-Ville-Marie, bureau 2130
Montréal (Québec)
H3B 2C6 CANADA

Téléphone : (514) 397-1410
Télécopieur : (514) 397-8620

LEMIEUX BÉDARD COMMUNICATIONS INC.
RENÉE DE LÉRY COMMUNICATION CONSEIL ENR.
PRINTED IN CANADA



RICHMONT

www.richmont-mines.com